Mail Stop 3561

September 20, 2007

Mr. Jack E. Davis
Chief Executive Officer
Pinnacle West Capital Corporation
400 North Fifth Street,
P.O. Box 53999
Phoenix, Arizona 85072-3999

> **Re:** **Pinnacle West Capital Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2007**
> **Filed August 7, 2007**
> **File No. 1-9862**
>
> **Arizona Public Service Company**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2007**
> **Filed August 7, 2007**
> **File No. 1-4473**

Dear Mr. Davis:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

1. We note your discussions of "gross margin" as a non-GAAP financial measure, the presentations of changes in gross margin in the tabular presentations of major factors that increased or decreased net income and the reconciliations to operating income in Exhibit 99.29. In future filings please present the reconciliations required by Item 10(e)(1)(i)(B) of Regulation S-K in your discussions of operating results. Also, please provide the reconciliations for each of the years presented in your financial statements.

2. Please include a discussion of the reasons for each of the increases and decreases in expenses and other items identified in your tabular presentations of factors that increased or decreased net income. Refer to Item 303 of Regulation S-K and Section 501.04 of Codification of Financial Reporting Policies.

3. Please expand your disclosures about liquidity to include a balanced discussion of material changes in cash flows from operating, investing and financing activities for the three year period covered by the financial statements. Please also identify any known trends that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. Please refer to Item 303 of Regulation S-K and Section 501.03 of Codification of Financial Reporting Policies.

Financial Statements

General

4. We note the risk factor on page 19 regarding the restrictions on the ability of your subsidiaries to pay dividends, make distributions or otherwise transfer funds to you. Please tell us the amount of the net assets of your subsidiaries as of the end of the most recent fiscal year which may not be transferred to you in the form of loans, advances or cash dividends without the consent of a third party. If the restricted net assets of your subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year, please disclose the nature of the restrictions on the ability of your subsidiaries to transfer funds to you in the form of dividends, loans or advances and the amount of restricted net assets as of the end of your most recently completed fiscal year. Refer to Rule 4-08(e)(3) of Regulation S-X.

Note 1. Significant Accounting Policies, page 77

Regulatory Accounting, page 79

5.   Please disclose the remaining recovery period of regulatory assets that are not earning a rate of return. Refer to paragraph 20 of FAS 71.

Note 17. Business Segments, page 116

6.   Please tell us the operating segments that are aggregated in the "other" category and explain to us why aggregation is consistent with the objective and basic principles of SFAS 131. Please also explain to us why you believe the aggregated segments have similar economic characteristics and share a majority of the aggregation criteria listed in (a)-(e) of paragraph 17 of SFAS 131. Refer to EITF 04-10. Also, please tell us the revenues, profit or loss and assets of the marketing and trading segment for the years presented.

Certifications of Principal Executive and Financial Officers Pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act

7.   Please revise to conform to the certification set forth in Item 601(b)(31) of Regulation S-K. In particular, insert the parenthetical language omitted from paragraph 4(d).

Form 10-Q for Fiscal Quarter Ended June 30, 2007

8.   Please address the comments above as applicable.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sondra Snyder at (202) 551-3332 or me at (202) 551-3344 if you have questions regarding the comments or any other matters.

Sincerely,

William H. Thompson
Branch Chief